ALIANZA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED JUNE 30, 2019

OVERVIEW AND INTRODUCTORY COMMENT

Alianza Minerals Ltd. (“Alianza” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “ANZ”. The Company is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America.  As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.  The Company has properties in Nevada USA, Yukon and British Columbia Canada, and Peru. The Company also has a 1% NSR (capped at $1,000,000) on certain properties in Mexico.

This MD&A is dated August 26, 2019 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars. The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended June 30, 2019 and the Company’s audited consolidated financial statements for the year ended September 30, 2018 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.alianzaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

Haldane, Yukon Territory, Canada

On December 4, 2018, the Company announced that it received a Class 3 Mining Land Use approval for the Haldane Silver Project, located in the historic Keno Mining District, Yukon Territory. This approval is valid until November 25, 2028 and is subject to the standard restrictions and conditions contained in the Yukon Quartz Mining Act and the Quartz Mining Land Use Regulations. This approval allows the Company to move forward without delay at Haldane in 2019.

On May 8, 2019, the Company reports that planning is underway for the 2019 field program at the Haldane Property, a high-grade silver target in the historic Keno Hill Mining District of Yukon Territory. The first phase of the program, consisting of additional soil geochemistry, mapping and trenching, has been completed to help refine targets for drilling in August. The 8,579 hectare Haldane Silver Property is located 25 km west of Keno City, YT in the western portion of the Keno Hill Silver District.

The 2019 Phase I program targeted three main areas: the newly identified Bighorn and Ross anomalies and the Mt Haldane Vein System (MHVS). Trenching was completed at the Bighorn and MHVS areas, with four trenches totaling 213 metres excavated. Mineralized faults mapped at the Bighorn target were strongly weathered at surface but returned anomalous lead and silver values. Continuous chip samples in trench BH02 returned 0.25% lead and 9.6 g/t silver over 10.9 metres, which included fault and heavily fractured and oxidized host rocks. Similar anomalous results were returned from trench BH01, 60 metres south. Significantly, soil geochemical results from the current program collected 300 metres south of BH01 on strike from the trenches returned 63 g/t silver and greater than 1% lead, suggesting high grade mineralization may be present. The series of parallel north-south structures that have been mapped coincident with the Bighorn geochemical anomaly (now 900 m long and 120-150 m wide) may be better tested by drilling.

The Phase II program is scheduled to commence in the second week of August with drill mobilization occurring on or about August 14th. The initial holes will target the Ross and Bighorn anomalies, followed by drilling at the Middlecoff Zone at the Mount Haldane Vein System to target the modelled plunge of high-grade shoots in historic workings. Approximately 1,300 metres of drilling is planned in as many as eight holes.

KRL, British Columbia, Canada

On November 7, the Company reported that sampling at the recently-optioned the KRL Property had returned high-grade gold values from the KRL showing, including 122 g/t gold from a 50 cm-wide quartz vein. A total of 12 grab samples were collected from two steeply-dipping northwesterly and two northeasterly-oriented quartz veins in the vicinity of the KRL showing. Sampled veins range from 10-50 cm in width. The northeasterly-oriented veins correlate with historic trenches 1 and 7. Four samples of a 40-50 cm-wide vein (historic Trench 1) returned 3.15, 8.24, 122 and 7.94 g/t gold, respectively. These were collected over 18 metres strike length and compare favourably to historically reported results. Three samples were also collected from historic Trench 7 over a strike length of 16 metres, returning 7.43, 22.4 and 0.235 g/t gold from a 30 cm-wide vein, also confirming historic sampling. Veins are variably-banded, white to grey quartz with brown to yellow-orange limonitic weathering. Higher-grade gold mineralization appears to correlate with the presence of sulphides, particularly chalcopyrite. A map with the 2018 results can be found on the Company’s website at https://alianzaminerals.com/project/krlgold/.

Previous work at KRL dates back to the late 1980’s and includes hand trenching of quartz veins 10 – 100 centimetres (cm) in width (generally 10-50 cm wide) and exposed for as much as 60 metres (m) on strike before becoming obscured under talus. Results of this work include a series of five channel samples, collected on one-metre spacings yielding 56.01, 35.93, 122.86, 194.23 and 64.04 g/t gold over 50-70 cm. Another vein, sampled approximately 10 m to the northwest, returned 248.1 g/t gold over its 10 cm width, and another at 229.47 g/t from a nearby 10 cm channel sample. At least 11 veins have been identified over a 400 m by 600 m area. Most veins are steeply-dipping with a north-westerly strike.

Tim Property, Yukon Territory, Canada

In 2013, the Company’s predecessor, Tarsis Resources Ltd. (“Tarsis“) completed a focused work program to re-evaluate a historical zone of silver-lead-zinc rich carbonate replacement mineralization originally exposed by mechanized trenching in 1988. Historical chip sampling across the zone returned 352 g/t silver and 9.12% lead across 4.00 metres. In addition to this exposure, similar mineralization was also reported in adjacent trenches 180 and 250 metres on either side of the central trench. This zone has never been tested with drilling. Tarsis resampled the central trench in 2013, returning 3.7 metres assaying 365 g/t silver and 7.5% lead from a channel sample.

On June 10, 2019, the Company announced that it signed a letter of intent with Coeur Explorations, Inc, a wholly owned subsidiary of Coeur Mining, Inc. (NYSE:CDE) (“Coeur”) to explore the road-accessible Tim Property in southern Yukon Territory. Exploration at the Tim Property is targeting high-grade silver-lead-zinc mineralization similar to that being mined by Coeur at its Silvertip mine located 12 km to the south of the Tim Property.

Coeur can earn a 51% interest in the property by funding $3.5 million in exploration over 5 years and making staged cash payments totalling $275,000. Coeur can elect to complete the option to earn 80% in the property by funding a positive feasibility study in the following three years and making annual payments of $100,000.

The 2019 exploration program at the Tim Property will target high-grade silver-lead-zinc carbonate replacement mineralization (“CRM”) similar in style to that found at Silvertip. Coeur’s tentative plans are similar to those recently announced by the Company and will consist of detailed mapping, soil geochemical surveys and reopening old trenches dating back to 1988.

Additionally, the Company is a successful applicant for a YMEP (Yukon Mining Exploration Program) grant for the Tim project. Under the YMEP Target Evaluation program, the Yukon government provides successful applicants funding to support mineral exploration activities for 50% of eligible expenditures to a maximum of $40,000.

Bellview, Nevada, USA

The Bellview property is located in White Pine County, 85 km south of Elko, Nevada and 13 km north of the Bald Mountain Gold Mine on the southern extension of the Carlin Trend. Bellview features a geological setting prospective for sediment-hosted gold mineralization. Work by a previous operator identified stratigraphic targets similar to the geologic setting observed at Bald Mountain. Targets are primarily defined by gold-in-soil geochemical anomalies and gold-bearing silicified jasperoid breccias in stratigraphy recognized regionally and at the Bald Mountain Mine to host gold mineralization.

On February 7, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild Mining (US) Inc. (“Hochschild”) whereby Hochschild could earn up to a 70% undivided interest in the Bellview property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$3,500,000 in exploration on the property over a 5.5 year period, with a minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$100,000
From the end of Agreement Year 1 to 30 months after Effective Date	Agreement Year 2	US$500,000
From the end of Agreement Year 2 to 42 months after Effective Date	Agreement Year 3	US$500,000
From the end of Agreement Year 3 to 54 months after Effective Date	Agreement Year 4	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$3,500,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

On May 1, 2019, the Company announced that the field work at Bellview started.  A magnetics survey is underway to identify important structural features that may represent goldbearing fluid conduits and determine if any buried intrusive bodies are associated with alteration and mineralization on the property. The survey will assist in targeting future drill programs.

As of June 30, 2019, Hochschild had forwarded a total of $138,484 (US$105,818) for the Bellview property. The Company held $33,367 (US$25,497) on behalf of Hochschild to be spent on the Bellview property, which is recorded as restricted cash.

BP, Nevada, USA

The BP property is located in Elko County, 57 km south of Carlin, Nevada and 41 km northwest of the Bald Mountain Mine. The property has had little previous gold exploration prior to a reconnaissance program in 2010 that identified gold-bearing jasperoid and anomalous gold and pathfinder geochemistry on surface. Alianza conducted a mapping and prospecting program in 2017 that identified potential structural conduits for mineralizing fluid flow as evidenced by anomalous pathfinder geochemistry and the presence of barite, clay alteration and limonite staining near the intersections of prominent structures. Additional evidence of favourable structural setting is seen in the eastern portion of the property where repetition of the stratigraphy suggests a series of northeast trending structures. Significantly, new jasperoid occurrences were identified along the aforementioned structures in proximity to the projected intersection with northwest trending graben structures. Jasperoids are elevated in gold and pathfinder geochemistry, including arsenic, barium, mercury, molybdenum and antimony.

On March 1, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$2,500,000 in exploration on the property over a 4.5 year period, with a minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$100,000
12 months from the end of Agreement Year 1	Agreement Year 2	US$500,000
12 months from the end of Agreement Year 2	Agreement Year 3	US$500,000
12 months from the end of Agreement Year 3	Agreement Year 4	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$2,500,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

The 2019 program is expected to occur in two phases. The first consisting of mapping and geochemical sampling occurs in June and July, with a second phase of detailed mapping and sampling, and possibly geophysics to be completed in September.

As of June 30, 2019, Hochschild had forwarded a total of $113,244 (US$86,532) for the BP property. The Company held $23,276 (US$17,786) on behalf of Hochschild to be spent on the BP property, which is recorded as restricted cash.

Horsethief, Nevada, USA

Exploration at Horsethief is targeting sediment-hosted gold mineralization in a window of Cambrian carbonate rocks overlain by volcanic flows and pyroclastics. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops and shallow drilling. Historic drilling, generally 100 metres or less in depth, returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Subsequent geophysical surveys (Induced Polarization chargeability and resistivity) indicate that stratigraphy and potentially mineralized targets dip to the east under the volcanic cover and below the extent of prior drilling.

On March 1, 2019 (“Effective Date”), the Company entered into an option agreement with Hochschild whereby Hochschild could earn up to a 70% undivided interest in the Horsethief property.

Under the terms of the agreement, Hochschild could earn an initial 60% interest in the project by US$5,000,000 in exploration on the property over a 5.5 year period, with a minimum expenditure as below:

Period	Defined Term	Minimum Qualifying Expenditure
18 months from the Effective Date	Agreement Year 1	US$500,000
12 months from the end of Agreement Year 1	Agreement Year 2	US$500,000
12 months from the end of Agreement Year 2	Agreement Year 3	US$500,000
12 months from the end of Agreement Year 3	Agreement Year 4	US$500,000
12 months from the end of Agreement Year 4	Agreement Year 5	US$500,000

Within 60 days of acceptance of the first option, Hochschild may elect to undertake a second option to earn an additional 10% (total 70%) in the property by funding a further US$5,000,000 in exploration over 3 years (minimum US$500,000 in exploration per year).

On May 1, 2019, the Company announced that the field work at Horsethief started.  The current program includes mapping and geochemical sampling to refine targets for subsequent drilling. This work will focus on mapping alteration, structure and stratigraphy to focus drill targeting based on potential fluid conduits in prospective rock units in the stratigraphy. Management is also contemplating reprocessing magnetic, Induced Polarization (IP) and resistivity data collected by a previous operator to aid in drill targeting.

As of June 30, 2019, Hochschild had forwarded a total of $342,335 (US$261,584) for the Horsethief property. The Company held $144,221(US$110,202) on behalf of Hochschild to be spent on the Horsethief property, which is recorded as restricted cash.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On December 24, 2018, the Company completed a non-brokered private placement by issuing 5,000,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $250,000 and 10,203,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $612,200. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24 month period at a price of $0.10. In connect with the financing, the Company paid $50,760 as a cash finder’s fee and issued 887,250 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The FT Shares are eligible for a tax deduction for Canadian income tax payers for the year 2018 and the proceeds are being spent on qualifying exploration expenditures on Alianza’s projects in the Yukon Territory, specifically on Haldane Silver Property in the Keno Hill District and KRL Property in British Columbia’s prolific Golden Triangle.

On January 7, 2019, the Company received a grant of $40,000 under the Yukon Mineral Exploration Program which was applied in 2018.

On April 20, 2019, the Company issued 125,000 common shares as part of the acquisition cost for the claims contiguous to the Haldane property.

On July 9, 2019, the Company completed a non-brokered private placement by issuing 13,820,000 non-flow-through units (“Unit”) at a price of $0.05 per Unit for gross proceeds of $691,000 and 6,908,333 flow-through shares (“FT Share”) at a price of $0.06 per FT Share for gross proceeds of $414,500. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.10. In connect with the financing, the Company paid $55,050 as a cash finder’s fee and issued 1,007,125 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months.

On July 18, 2019, the Company issued 1,136,363 common shares to the Equity at a price of $0.066 per share for a total consideration of $75,000 to pay for the Haldane property.

On July 30, 2019, the Company granted 2,015,000 stock options to its directors, officers, employees and consultants exercisable at $0.10 per option for a period of five years.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2019. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at June 30, 2019, the Company had working capital of $158,502 (September 30, 2018 – working capital deficiency of $343,283). As at June 30, 2019, $651,010 was held in cash (September 30, 2018 - $6,599) and $200,864 was held in restricted cash (September 30, 2018 - $Nil). The total increase of $845,275 was due to: (a) net proceeds from the private placement of $811,379; (b) a net increase of $159,295 in exploration and expenditures assets as a result of Yukon Mining Incentive Refund of $40,000 and recovery from an optionee of $393,199 while being reduced by exploration and evaluation assets expenditures of $273,904; and (c) reduction of $121,931 due to the operating activities.

Operations

For the three months ended June 30, 2019 compared with the three months ended June 30, 2018:

Excluding the non-cash depreciation of $103 (2018 - $749) and share-based payments of $Nil (2018 – recovery of $3,400), the Company’s general and administrative expenses amounted to $82,114 (2018 - $107,439), a decrease of $25,325. The change in the expenses was mainly due to decreases in: (a) transfer agent, listing and filling fees (2019 - $5,663; 2018 - $11,096); (b) investor relations and shareholder information (2019 - $3,869; 2018 - $11,830) and (c) office expense (2019 - $6,171; 2018 - $10,745) as the Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

The other major items for the three months ended June 30, 2019, compared with June 30, 2018, were:

•

Write-down of exploration and evaluation assets of $Nil (2018 - $284,640);

•

Gain on disposal of equipment of $Nil (2018 - $19,131).

The Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expense.

For the nine months ended June 30, 2019 compared with the nine months ended June 30, 2018:

Excluding the non-cash depreciation of $309 (2018 - $2,275) and share-based payments of $Nil (2018 - $67,490), the Company’s general and administrative expenses amounted to $294,836 (2018 - $396,141), a decrease of $101,305. The change in the expenses was mainly due to decreases in: (a) property investigation expenses (2019 - $Nil; 2018 - $21,145); (b) wages, benefits and consulting fees (2019 -$96,517; 2018 - $139,308) and (c) investor relations and shareholder information (2019 - $25,462; 2018 - $52,187).

The other major items for the nine months ended June 30, 2019, compared with June 30, 2018, were:

•

Write-down of exploration and evaluation assets of $Nil (2018 - $284,640);

•

Gain on disposal of equipment of $Nil (2018 - $19,131).

The Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expense.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totaling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR January 24, 2019 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Alianza. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at June 30, 2019:

	Issued and Outstanding
	June 30, 2019	August 26, 2019

Common shares outstanding	60,470,001	82,334,697
Stock options	3,484,500	5,499,500
Warrants	25,069,732	38,889,732
Finder’s options	1,153,350	2,160,475
Fully diluted common shares outstanding	90,177,583	128,884,404

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Person as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.